02047071

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 29, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Investor Relations

Press Release

ENDESA WILL NOT ACQUIRE THE DUTCH DISTRIBUTORS NRE AND REMU

New York, June 28th, 2002.- Endesa has reached a preliminary agreement with NRE shareholders to put an end to the negotiations to adapt the year 2000 purchase agreement, to the new regulation on the Dutch electricity industry that was enacted after the mentioned purchase agreement was reached.

As a result of the above, the agreed acquisition of NRE by Endesa will not be effected.

As for REMU, on June 25th its shareholders have notified Endesa that they consider themselves no longer bound by the purchase agreement of the company.

This means that this transaction will not be carried out either.

Endesa has not made any disbursements directly related to the above acquisitions.

In the year 2000, Endesa agreed to acquire the Dutch municipality-owned companies REMU and NRE. These companies distribute and supply gas, electricity and steam for urban heating in the respective areas of Utrecht and Eindhoven.

The completion of the above transactions was subject, among others, to the approval from the Dutch Ministry of Economic Affairs prior to a specific date. The approval has not taken place.

On the other hand, and following the above purchase agreements, changes were made to the Dutch regulation on the electricity industry, which made the completion of the transactions under the initially agreed terms to become considerably more difficult.

The parties have striven to renegotiate the above acquisitions in light of the changes in the regulation, although eventually no agreement was reached within the period that was established.

The above circumstances have definitely made both transactions unfeasible.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 29, 2002

By: ____________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations